FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached documents relating to:-

Press release of PT. Indofood Sukses Makmur Tbk. ("Indofood"), a subsidiary of the Company, in relation to Indofood's Nine Months Financial Results ended 30th September, 2008, together with the Financial Statements.

Dated this 31st day of October, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

INDOFOOD'S NINE MONTHS FINANCIAL RESULTS ENDED SEPTEMBER 30, 2008

Jakarta, October 30, 2008 – PT Indofood Sukses Makmur Tbk ("Indofood"; IDX: INDF) today announced its financial results for the nine months ended September 30, 2008 with consolidated net sales of Rp29.90 trillion, a 52.0% increase compared to Rp19.67 trillion in the same period last year. This is mainly due to the consolidation of PT PP London Sumatra Indonesia Tbk ("Lonsum") and higher average selling prices.

Consumer Branded Products Strategic Business Group ("SBG"), which includes Noodles, Food Seasonings, Snack Foods and Nutrition & Special Food, posted 29.9% growth in total sales. Bogasari, Agribusiness and Distribution SBGs registered growth in total sales of 39.2%, 120.9% and 33.3% respectively during the period in review.

Gross profit increased 69.0% to Rp7.29 trillion, principally due to higher sales across all SBGs. Gross margin improved to 24.4% from 21.9%. Operating profit rose 112.7% to Rp3.65 trillion, and operating margin increased to 12.2% from 8.7%. Net profit improved to Rp1,136.2 billion from Rp683.3billion, while core profit increased to Rp1,204.5 billion from Rp704.6 billion.

Gross and net gearing ratios increased to 1.89 times and 1.29 times mainly due to higher debt incurred as a result of the Lonsum acquisition.

Anthoni Salim, the President Director and Chief Executive Officer of Indofood, said: "We are pleased to have achieved solid results, despite lower CPO price in the third quarter. Lower commodity prices should benefit our Consumer Branded Products Group; although domestic economic condition is still uncertain in light of the global financial melt down. Moving forward it is crucial for us to adapt rapidly to market changes, continue to optimize our operational efficiency and maximize performance to deliver sustainable results".

-END-

PT INDOFOOD SUKSES MAKMUR Tbk
Sudirman Plaza
Indofood Tower, 27th Floor
Jl. Jend. Sudirman Kav. 76 - 78
Jakarta 12910, Indonesia
T. +6221 5795 8822
F. +6221 5793 7373
www.indofood.co.id

About PT Indofood Sukses Makmur Tbk

PT Indofood Sukses Makmur Tbk ("Indofood") (IDX: INDF) is a leading processed food company in Indonesia. Indofood provides total food solutions through its four strategic business groups: consumer branded products (CBP), Bogasari (flour producer), agribusiness, and distribution. Indofood's strongest legacy today is the strength of its brands, many of which have been companions to the people of Indonesia for nearly two decades. These include a variety of brands of instant noodles (Indomie, Supermi and Sarimi), wheat flour (Segitiga Biru, Kunci Biru and Cakra Kembar), cooking oils (Bimoli), margarine (Simas) and shortenings (Palmia). Indofood brands continue to be the market leaders in their specific segments with a reputation for quality and value for money that remains unrivalled.

For further information, please contact:
Burson-Marsteller
Prelia Moenandar/Putri Dewanti
Tel: (021) 251 5060 ext. 163/165
Email: prelia.moenandar@bm.com/ putriariani.dewanti@bm.com

PT INDOFOOD SUKSES MAKMUR Tbk

AND SUBSIDIARIES

SUDIRMAN PLAZA, INDOFOOD TOWER, 27th Floor, Jalan Jenderal Sudirman Kav. 76-78, Jakarta 12910, INDONESIA
Phone : (62 - 21) 57958822 Fax : (62 - 21) 57935960

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2008 AND 2007
(Expressed in Million Rupiah, except per Share Data)
(UNAUDITED)

ASSETS

	2008 Rp	2007 (As Restated) Rp
CURRENT ASSETS		
Cash and cash equivalents	5,036,148	4,251,136
Short-term investments	582,670	223,938
Accounts receivable		
Trade		
Third parties - net	2,509,812	1,672,353
Related parties	151,203	79,671
Non-trade		
Third parties - net	413,131	242,659
Related parties	98,958	56,550
Inventories - net	6,666,922	3,846,972
Advances and deposits	587,843	317,004
Prepaid taxes	220,277	227,788
Prepaid expenses and other current assets	140,383	138,894
Total Current Assets	16,287,147	11,266,965
NON-CURRENT ASSETS		
Claims for tax refund	30,958	65,479
Plasma receivables - net	333,152	117,213
Deferred tax assets - net	257,785	144,008
Long-term investments and advance for purchase of investment	510,566	72,308
Plantations		
Mature plantations - net	3,681,092	199,738
Immature plantations	1,423,831	602,530
Property, plant and equipment - net	8,793,374	6,685,522
Deferred charges - net	530,809	253,504
Goodwill - net	2,959,442	226,619
Other non-current assets	1,087,903	753,976
Total Non-current Assets	19,588,812	9,120,995
TOTAL ASSETS	35,875,959	20,387,960

LIABILITIES AND SHAREHOLDERS' EQUITY

	2008 Rp	2007 (As Restated) Rp
CURRENT LIABILITIES		
Short-term bank loans and overdraft	5,692,886	1,225,446
Trust receipts payable	3,364,217	1,471,080
Accounts payable		
Trade		
Third parties	1,753,644	1,676,360
Related parties	71,949	64,860
Non-trade		
Third parties	517,849	403,881
Related parties	101,263	169,024
Accrued expenses	1,353,057	788,519
Taxes payable	722,789	423,943
Current maturities of long-term debts		
Bank loans	496,862	259,478
Bonds payable - net	974,983	1,223,242
Lease liabilities	6,111	3,373
Total Current Liabilities	14,954,492	7,609,006
NON-CURRENT LIABILITIES		
Long-term debts - net of current maturities		
Bank loans	3,462,567	85,259
Bonds payable - net	1,988,617	2,959,313
Lease liabilities	8,418	3,832
Total long-term debts	5,459,602	3,048,404
Deferred tax liabilities - net	1,452,651	705,799
Estimated liabilities for employee benefits	874,494	545,302
Other non-current liabilities	87,193	-
Total Non-current Liabilities	7,874,040	4,299,505
GOODWILL - net	3,000	3,178
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	4,636,222	2,160,190
SHAREHOLDERS' EQUITY		
Capital stock - Rp100 par value		
Authorized - 30,000,000,000 shares		
Issued and fully paid - 8,780,426,500 shares as of September 30, 2008 and 9,444,189,000 shares as of September 30, 2007	878,043	944,419
Additional paid-in capital	1,497,733	1,182,046
Differences in values of restructuring transactions among entities under common control	(1,160,859)	(1,051,958)
Unrealized gains on investments in marketable securities - net	171,179	150,480
Differences arising from changes in equities of Subsidiaries	1,562,422	1,171,659
Differences arising from foreign currency translations	29,525	(31,680)
Pro forma capital	-	(10,013)
Retained earnings		
Appropriated	60,000	55,000
Unappropriated	5,370,162	4,647,197
Treasury stock - 815,600,000 shares as of September 30, 2007	-	(741,069)
Net Shareholders' Equity	8,408,205	6,316,081
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	35,875,969	20,387,960

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(Expressed in Million Rupiah, except per Share Data)
(UNAUDITED)

	2008 Rp	2007 (As Restated) Rp
NET SALES	29,902,133	19,671,123
COST OF GOODS SOLD	22,609,591	15,355,693
GROSS PROFIT	7,292,542	4,315,430
OPERATING EXPENSES		
Selling	2,406,739	1,638,749
General and administrative	1,231,195	958,486
Total Operating Expenses	3,637,934	2,597,235
INCOME FROM OPERATIONS	3,654,608	1,718,195
OTHER INCOME/(CHARGES)		
Interest income	117,310	117,454
Interest expense and other financing charges	(774,557)	(476,205)
Gains/(losses) on foreign exchange - net	(49,925)	55,431
Others - net	(105,117)	(21,054)
Other Charges - Net	(812,289)	(324,374)
INCOME BEFORE INCOME TAX BENEFIT/(EXPENSE)	2,842,319	1,393,821
INCOME TAX BENEFIT/(EXPENSE)		
Current	(1,116,789)	(575,852)
Deferred	157,177	116,847
Income Tax Expense - Net	(959,612)	(459,005)
INCOME BEFORE MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES AND PRO FORMA ADJUSTMENT	1,882,707	934,816
MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	(765,259)	(267,388)
PRO FORMA ADJUSTMENT	18,716	15,876
NET INCOME	1,136,164	683,304
EARNINGS PER SHARE		
Income from Operations	426	201
Net Income	132	80

Notes : 1. Earnings per share is computed based on the weighted average number of outstanding shares during the periods.
2. The foreign exchange rates used at September 30, 2008 and 2007 were Rp 9,378 and Rp 9,137 to US$ 1, respectively.
3. The 2007 consolidated financial statements have been restated to reflect the effects of the acquisition of entities under common control in July 2008 as if it occurred on January 1, 2007 in accordance with SFAS No. 38 (Revised 2004), "Accounting for Restructuring Transactions among Entities under Common Control".

Jakarta, October 31, 2008

The Board of Directors
PT INDOFOOD SUKSES MAKMUR Tbk

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第 一 太 平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached announcement of PT. PP London Sumatra Indonesia Tbk In relation to its third quarter 2008 financial results and operating statistics for the period ended 30th September, 2008.

Dated this 31st day of October, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

LONSUM

30th October 2008

ANNOUNCEMENT OF 3rd Q 2008 FINANCIAL RESULTS AND OPERATING STATISTICS OF PT PP LONDON SUMATRA INDONESIA TBK ("LONSUM")

LONSUM is pleased to announce the following unaudited financial and operating results for the three quarters ended 30 September 2008.

Rp. bn	Q3 2008 (Unaudited)	Q3 2007 (Unaudited)	% Change
Sales revenue (net of export tax)	2,862,708	2,082,247	37.5%
COGS	1,685,654	1,307,578	28.9%
Gross profit	1,177,054	774,669	51.9%
Gross profit margin	41.1 %	37.2 %	10.5%
Operating expenses	63,459	66,795	-5.0%
Operating profit	1,113,595	707,874	57.3%
Operating profit margin	38.9 %	34.0 %	14.4%
Net profit after tax	772,890	361,750	113.7%
Net profit margin	27.0 %	17.4 %	55.2%
EPS (full amount in Rp.)	566	265	113.6%
EBITDA	1,245,978	693,662	79.6%
EBITDA margin	43.5 %	33.3 %	30.6%

awe

LONSUM

Production statistics for three quarters ended 30 September 2008 compared to Q3 2007 were as follows:

Volume Tonnes	Q3 2008	Q3 2007	% Change
FFB production			
-INTI and managed plasma	755,074	791,820	(4.6)
- PLASMA handed over	313,765	289,187	8.5
- Third party purchases	20,502	14,450	41.9
FFB Processed	1,046,628	1,042,194	0.43
CPO	245,243	245,326	(0.03)
PK	57,498	56,444	1.87
PKO	2,075	2,056	0.91
PKC	2,677	2,461	8.80
Rubber	19,066	25,247	(24.48)
Cocoa	1,299	2,030	(36.02)
Seeds OP	16,711	14,477	15.43
Seeds Cocoa	706	774	(8.79)
Tea	769	965	(20.32)

1. FFB is fresh fruit bunch
2. CPO is crude palm oil
3. PK is palm kernel
4. PKO is Palm Kernel Oil
5. PKC is Palm Kernel Cake
6. Rubber is measured in dry tonnes, but comprises unprocessed rubber, high grade rubber and low grade rubber
7. Seeds OP is oil palm seeds

LONSUM achieved the following yields in the three quarters ended 30 September 2008 compared to Q3 2007:

Description	North Sumatra		South Sumatra and Kalimantan		Total	
	Q3 2008	Q3 2007	Q3 2008	Q3 2007	Q3 2008	Q3 2007
FFB (t/ha)	15.85	17.35	9.59	11.71	12.92	14.88
CPO (t/ha)	3.82	4.21	2.20	2.81	3.13	3.67
PK (t/ha)	0.97	1.07	0.47	0.57	0.76	0.88
Rubber					0.92	1.16
Cocoa					0.67	0.91
Tea					1.35	1.60

1. FFB and rubber yields relate to crop from INTI estates and managed PLASMA but exclude

LONSUM

crop purchased from plasma handed over and crop from third parties. The lower 2008 FFB yields, which manifested in Q2 and Q3 2008, are from the low number of FFB bunches on the palm trees.

2. LONSUM does not produce CPO in East Kalimantan. A 40 tonne/hour CPO mill is currently under construction and is planned to be completed by the end of June 2009.

LONSUM achieved the following extraction rates in the three quarters ended 30 September 2008 compared to Q3 2007:

Description	North Sumatra Mills		South Sumatra Mills		Total	
	Q3 2008	Q3 2007	Q3 2008	Q3 2007	Q3 2008	Q3 2007
OER	24.09	24.25	22.85	22.81	23.43	23.54
KER	6.13	6.16	4.93	4.65	5.49	5.42

1. OER is the extraction rate for crude palm oil
2. KER is the extraction rate for palm kernel

LONSUM's sales statistics for three quarters ended 30 September 2008 compared to Q3 2007 were as follows:

Volume Tonnes	Q3 2008	Q3 2007	% Change
FFB[1]	41,419	52,008	(20.36)
CPO	247,186	243,631	1.46
PK	54,258	51,140	6.10
PKO[2]	2,141	3,145	(31.92)
PKC	2,598	2,466	5.38
Rubber[3]	19,091	25,604	(25.44)
Cocoa[4]	1,275	2,016	(36.78)
Seeds OP	15,303	12,426	23.15
Seeds Cocoa	638	634	0.58
Tea	839	899	(6.70)

1. FFB sales in 2007 include 10,197 tonnes which were bought for resale in South Sumatra. LONSUM no longer buys FFB for the purpose of resale.
2. The PKO sales in 2007 reflect a clearance of some 2006 stock, resulting in sales being higher than production.
3. Rubber sales reflect lower bokar (wet rubber) purchases by our subsidiary PT Multi Agro Kencana Prima and lower INTI yields.
4. Cocoa sales reduced substantially because of lower production from the conversion of 934 ha of cocoa plantations in 2007 to oil palm.

LONSUM

The INTI hectare statement for LONSUM by crop as at 30 September 2008 is as follows:

Crop	Mature (ha)	Immature (ha)	Total (ha)
Oil palm	57,261.25	14,572.25	71,833.50
Rubber	12,921.91	4,031.87	16,953.78
Cocoa	2,267.99	232.02	2,500.01
Others	601.91	262.40	864.31
Forestry	-	-	-
Total	73,053.06	19,098.54	92,151.60

1. Forestry is non commercial crop planted to prevent erosion.

The PLASMA hectare statement for LONSUM by crop as at 30 September 2008 is as follows (includes managed plasma):

Crop	Mature (ha)	Immature (ha)	Total (ha)
Oil palm	31,734.00	529.40	32,263.40
Rubber	3,998.72	-	3,998.72
Total	35,732.72	529.40	36,262.12

1. Note that bank loans in respect of 19,505.06 ha plasma which were guaranteed by LONSUM have been repaid as at 30 September 2008.

The INTI hectare statement for LONSUM by location as at 30 September 2008 is as follows:

Location	Mature (ha)	Immature (ha)	Total (ha)
North Sumatra	34,919.12	4,139.27	39,058.39
South Sumatra	26,979.57	13,413.37	40,392.94
East Kalimantan	4,556.10	41.00	4,597.10
Java	2,173.90	380.69	2,554.59
South Sulawesi	3,800.27	1,019.21	4,819.48
North Sulawesi	624.10	105.00	729.10
Total	73,053.06	19,098.54	92,151.60

LONSUM

The gross land rights of LONSUM as at 30 September 2008 are as follows:

Location	HGU (ha)	Ijin Lokasi (ha)	HGB (ha)	Total (ha)
North Sumatra	42,452.10	-	1.47	42,453.57
South Sumatra	31,673.30	39,749.00	312.96	71,735.26
East Kalimantan	43,458.59	-	0.15	43,458.74
Java	5,560.24	-	0.01	5,560.25
South Sulawesi	5,784.46	-	0.03	5,784.49
North Sulawesi	791.92	-	-	791.92
Banten	-	-	124.89	124.89
Total	129,720.61	39,749.00	439.51	169,909.12

1. HGU refers to the right to cultivate (referred to in Indonesia as Hak Guna Usaha).
2. Ijin Lokasi is an approval granted by the Indonesian Government to a company which permits the company to commence land relinquishment or acquisition and/or cultivation within a certain prescribed period, after which time the company can apply for HGU.
3. HGB refers to the right to build (referred to in Indonesia as Hak Guna Bangunan).
4. HGU in South Sumatra includes 2,570 Ha of land under a build operate transfer scheme.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notices relating to:-

> **Filings made by Indofood Agri Resources Limited ("IndoAgri"), a subsidiary of the Company, to the Singapore Stock Exchange in relation to (1) IndoAgri's Third Quarter 2008 Unaudited Financial Results Announcement for period ended 30th September, 2008; and (2) IndoAgri's related Press Release.**

Dated this 31st day of October, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

Print this page

Third Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	30-Oct-2008 17:26:52
Announcement No.	00100

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-09-2008

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IndoAgri

UNAUDITED FINANCIAL STATEMENTS FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2008

1(a)(i). An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group - Q3			Group - YTD 9 Months		
	Actual 30/09/2008	Actual 30/09/2007	Change	Actual 30/09/2008	Actual 30/09/2007	Change
	Rp ' million	Rp ' million	%	Rp ' million	Rp ' million	%
Revenue	3,234,288	1,579,359	104.8	9,354,779	4,217,234	121.8
Cost of sales	(2,228,046)	(1,062,531)	109.7	(6,087,735)	(3,055,788)	99.2
Gross Profit	**1,006,242**	**516,828**	**94.7**	**3,267,044**	**1,161,446**	**181.3**
Gain arising from changes in fair values of biological assets	-	-	-	646,307	134,747	379.6
Other operating income	(14,461)	14,808	(197.7)	58,242	64,941	(10.3)
Selling and distribution costs	(123,966)	(45,107)	174.8	(311,266)	(136,377)	128.2
General and administrative expenses	(107,721)	(52,492)	105.2	(271,447)	(156,180)	73.8
Other operating expenses	(63,657)	(7,762)	720.1	(106,394)	(17,226)	517.6
Profit from operations	**696,437**	**426,275**	**63.4**	**3,282,486**	**1,051,351**	**212.2**
Impairment of goodwill *	-	-	-	-	(76,337)	*n/m*
Financial income	22,432	23,077	(2.8)	55,916	57,837	(3.3)
Financial expenses	(93,666)	(1,908)	*n/m*	(289,071)	(17,944)	*n/m*
Profit before taxation	**625,203**	**447,444**	**39.7**	**3,049,331**	**1,014,907**	**200.5**
Tax expense	(213,255)	(137,225)	55.4	(990,476)	(315,027)	214.4
Profit for the period	**411,948**	**310,219**	**32.8**	**2,058,855**	**699,880**	**194.2**
Attributable to:-						
-Equity holders of the Company	300,663	279,469	7.6	1,552,925	624,408	148.7
-Minority interests	111,285	30,750	261.9	505,930	75,472	570.4
	411,948	**310,219**	**32.8**	**2,058,855**	**699,880**	**194.2**

n.m. denotes "Not Meaningful"

** Goodwill arose on the difference between the deemed cost of acquisition and fair value of the Company's net assets at the reverse acquisition date. This goodwill has been impaired in full as there are no future economic benefits attached to the goodwill.*

Additional Information:-

Earnings before interests and tax expense, depreciation and amortisation, and gain from changes in fair value of biological assets ("EBITDA")

	Group – Q3			Group – YTD 9 Months		
	30/09/2008	30/09/2007	Change	30/09/2008	30/09/2007	Change
	Rp ' million	Rp ' million	%	Rp ' million	Rp ' million	%
Profit from operations	696,437	426,275	63.4	3,282,486	1,051,351	212.2
Add: Depreciation & amortisation	91,565	31,502	190.7	221,145	92,163	139.9
Less: Gain arising from changes in fair values of biological assets	-	-	-	(646,307)	(134,747)	379.6
EBITDA	788,002	457,777	72.1	2,857,324	1,008,767	183.2
EBITDA%	24.4%	29.0%		30.5%	23.9%	

n.m. denotes "Not Meaningful"

Earnings per share (EPS) and net assets value (NAV) per share

In SGD 'cents - converted at forex: Rp6,594/S$1	Group – YTD 9 Months	
	30/09/2008	30/09/2007
EPS	16.3	7.3

In SGD 'cents - converted at forex: Rp6,594/S$1	Group	
	30/09/2008	31/12/2007
NAV per ordinary share	91.2	75.0

1(a)(ii). Profit before income tax is arrived at after charging/(crediting) the following significant items.

Other Information:-	Group – Q3			Group – YTD 9 Months		
	Actual 30/09/2008	Actual 30/09/2007	Change	Actual 30/09/2008	Actual 30/09/2007	Change
	Rp ' million	Rp ' million	%	Rp ' million	Rp ' million	%
Depreciation of property, plant & equipment	65,229	28,226	131.1	174,355	82,801	110.6
Amortisation of prepaid land premium & others	26,336	3,276	703.9	46,790	9,362	399.8
Losses/(gains) on foreign exchange	26,677	(14,480)	n/m	(18,807)	(19,375)	(2.9)
Interest on borrowings	93,355	1,738	n/m	288,359	15,259	n/m
Loss on decline in values of inventory	65,395	-	n/m	65,395	-	n/m
Losses / (gains) on disposals of biological assets	2,792	-	n/m	(1,272)	-	n/m
Losses (gains) on disposal of property, plant & equipment	682	(1,289)	n/m	3,315	(1,934)	n/m
Impairment of goodwill	-	-	n/m	-	76,337	n/m
Gains on sales of short-term investment	-	-	n/m	-	(39,316)	n/m

n.m. denotes "Not Meaningful"

1(b)(i). A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Group		Company	
	Actual 30/09/2008	Actual 31/12/2007	Actual 30/09/2008	Actual 31/12/2007
	Rp ' million	Rp ' million	Rp ' million	Rp ' million
Non-current assets				
Biological assets	9,476,920	8,302,497	-	-
Property, plant and equipment	2,682,962	1,945,837	72,717	306
Prepaid land premiums and deferred land rights acquisition cost	1,367,058	1,205,772	-	-
Goodwill	2,994,523	2,957,293	-	-
Claims for income tax refund	60,288	47,018	-	-
Deferred tax assets	223,805	126,539	-	-
Other non-current assets	483,706	346,565	10,748,180	10,747,814
Total non-current assets	**17,289,262**	**14,931,521**	**10,820,897**	**10,748,120**
Current assets				
Inventories	1,395,606	1,175,645	-	-
Trade and other receivables	1,471,280	737,073	29,513	81,848
Prepaid taxes	103,196	151,763	-	-
Advances to suppliers	353,445	114,107	-	-
Cash and cash equivalents	1,677,111	1,701,512	36,752	91,688
Other current assets	43,539	-	-	-
Total current assets	**5,044,177**	**3,880,100**	**66,265**	**173,536**
Total assets	**22,333,439**	**18,811,621**	**10,887,162**	**10,921,656**
Current liabilities				
Trade and other payables and accruals	1,004,833	800,869	9,274	29,753
Advances from customers	241,630	106,821	-	-
Interest-bearing loans and borrowings	2,575,606	4,664,044	-	-
Taxes payable	458,218	352,260	130	130
Total current liabilities	**4,280,287**	**5,923,994**	**9,404**	**29,883**
Non-current liabilities				
Interest-bearing loans and borrowings	3,211,690	678,727	-	-
Due to related parties	126,995	54,390		-
Other payables	12,684	15,784	-	-
Estimated liabilities for employee benefits	338,995	292,454	-	-
Deferred tax liabilities	2,275,563	2,025,173	-	-
Total non-current liabilities	**5,965,927**	**3,066,528**	**-**	**-**
Total liabilities	**10,246,214**	**8,990,522**	**9,404**	**29,883**
Net assets	**12,087,225**	**9,821,099**	**10,877,758**	**10,891,773**
Attributable to equity holders				
Share capital	3,584,279	3,584,279	10,912,411	10,912,411
Reserves	5,124,330	3,571,405	(34,653)	(20,638)
	8,708,609	**7,155,684**	**10,877,758**	**10,891,773**
Minority interests	3,378,616	2,665,415	-	-
Total equity	**12,087,225**	**9,821,099**	**10,877,758**	**10,891,773**

1(b)(ii). Aggregate amount of the Group's borrowings and debt securities.

		Group	
		Actual 30/09/2008	Actual 31/12/2007
		Rp ' million	Rp ' million
(i)	Amounts payable in one year or less, or on demand		
	Secured	2,000,582	4,135,787
	Unsecured	575,024	528,257
	Sub-total	**2,575,606**	**4,664,044**
(ii)	Amounts repayable after one year		
	Secured	3,211,690	678,727
	Unsecured	-	-
	Sub-total	**3,211,690**	**678,727**
	TOTAL	**5,787,296**	**5,342,771**

(iii) Details of the collaterals

The above bank term loans and investment loans are secured by:
(a) corporate guarantees from a parent company and a subsidiary
(b) charge over the plantation assets of the respective subsidiaries

IndoAgri

1(c). *A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.*

	Group - Q3		Group – YTD 9 months	
	Actual 30/09/2008	Actual 30/09/2007	Actual 30/09/2008	Actual 30/09/2007
	Rp ' million	Rp ' million	Rp ' million	Rp ' million
Cash flows from operating activities				
Profit before taxation	625,203	447,444	3,049,331	1,014,907
Adjustments to reconcile profit before tax to net cash provided by operating activities:				
Depreciation and amortization	91,565	31,502	221,145	92,163
Loss on decline in values of inventory	65,395	-	65,395	-
Unrealized foreign exchange losses / (gains) arising from financing transactions and foreign currency translation movement	41,914	(828)	(12,198)	2,730
Losses / (gains) on disposals of biological assets	2,792	-	(1,272)	-
Loss arising from changes in fair value and allowance of plasma receivables	5,840	-	17,661	-
Losses / (gains) on disposals of property, plant and equipment	682	(1,289)	3,315	(1,934)
Gains on sales of short term investments	-	-	-	(39,316)
Net gain on changes in fair values of long-term receivables	(440)	(179)	(1,386)	(842)
Net gain arising from changes in fair values of biological assets	-	-	(646,307)	(134,747)
Changes in provision for dismantling cost	540	63	(3,044)	2,408
Changes in estimated liabilities for employee benefits	(707)	2,684	46,490	11,642
Impairment of goodwill	-	-		76,337
Interest income	(22,432)	(23,077)	(55,916)	(57,837)
Interest expense	93,666	1,908	289,071	17,944
Operating profit before changes in working capital	**904,018**	**458,128**	**2,972,285**	**983,455**
Changes in working capital				
Other non-current assets	(15,434)	9,202	(31,296)	35,805
Inventories	43,173	(140,973)	(281,004)	(234,024)
Receivables	(315,874)	(190,160)	(871,311)	(437,971)
Prepaid taxes	95,468	14,408	65,311	13,678
Payables	183,143	229,544	316,397	309,786
Cash flow generated from operations	**894,494**	**380,149**	**2,170,382**	**670,729**
Interest received	18,715	23,077	50,596	57,837
Interest paid	(82,032)	(1,908)	(277,804)	(17,944)
Income tax paid	(195,468)	(49,851)	(769,090)	(158,596)
Net cash generated from operating activities	**635,709**	**351,467**	**1,174,084**	**552,026**

	Group - Q3		Group – YTD 9 months	
	Actual 30/09/2008	Actual 30/09/2007	Actual 30/09/2008	Actual 30/09/2007
	Rp ' million	Rp ' million	Rp ' million	Rp ' million
Cash flows from investing activities				
Acquisitions of property, plant and equipment	(263,107)	(59,336)	(548,030)	(144,253)
Acquisitions of subsidiaries, net of cash acquired [1]	(56,935)	-	(56,935)	(124,536)
Proceeds from sales of short-term investments	70,402	-	70,402	190,669
Placements in short-term investments	(69,672)	-	(144,175)	-
Acquisitions of biological assets	(206,361)	(82,043)	(562,763)	(176,231)
Net change advances for purchases of factory equipment	16	(1,900)	3,226	5,311
Advances plasma projects	(56,541)	(17,504)	(112,317)	(44,580)
Proceeds from disposal of property, plant and equipment and prepaid land premium	148	3,012	618	5,067
Proceeds from disposal of biological assets	-	-	8,276	-
Additions to prepaid land premiums and deferred charges on landrights	(9,280)	(6,570)	(25,643)	(26,584)
Advances for long-term investments	37,500	-	-	(53,250)
Net cash used in investing activities	**(553,830)**	**(164,341)**	**(1,367,341)**	**(368,387)**
Cash flows from financing activities				
Proceeds of interest-bearing loans and borrowings	58,261	112,458	2,485,699	326,651
Cash received from placement of shares, net of expenses	-	-	-	2,379,949
Repayments of interest-bearing loans and borrowings	(556,739)	(12,282)	(2,226,714)	(1,228,655)
Net payment of amount due to related parties	(72,219)	-	(72,219)	(3,380)
Dividend payment by subsidiaries to minority shareholders	(17,910)	-	(17,910)	-
Net cash (used in) / generated from financing activities	**(588,607)**	**100,176**	**168,856**	**1,474,565**
Net increase/(decrease) in cash and cash equivalents	(506,728)	287,302	(24,401)	1,658,204
Cash and cash equivalents at the beginning of the period	2,183,839	1,693,239	1,701,512	322,337
Cash and cash equivalents at the end of the period	**1,677,111**	**1,980,541**	**1,677,111**	**1,980,541**

IndoAgri

[1] Acquisitions of subsidiaries, net of cash acquired

The fair value of the identifiable assets and liabilities of PT Lajuperdana Indah ("LPI") at the date of acquisition were:

	As of 30 Sep 2008	
	Carrying Value Rp'million	Fair Value Rp'million
Property, plant and equipment	312,285	374,102
Prepaid land premium and deferred charges landrights	37,557	182,311
Deferred tax assets	18,933	-
Inventories	4,352	4,352
Trade and other receivables	38,114	38,114
Cash and cash equivalents	318,065	318,065
Other assets	42,101	39,407
Total identifiable assets	**771,407**	**956,351**
Interest-bearing loans and borrowings	190,499	190,499
Deferred tax liabilities	-	42,230
Other payables	149,115	149,115
Trade and other payables	11,556	11,556
Total identifiable liabilities	**351,170**	**393,400**
Minority interests	168,095	225,181
Net assets	**252,142**	**337,770**
Goodwill arising from acquisition		**37,230**
Total cost of business combination		**375,000**

Cash outflows on acquisition of subsidiary as follows :

Cost of business combination	375,000
Less : Net cash of the acquired subsidiary	(318,065)
Total Cash Outflows	**56,935**

1(d). *A statement (for the issuer and group) showing either (i) all the changes in equity or (ii) changes in equity other than those arising from capitalization issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.*

STATEMENT OF CHANGES IN EQUITY

	Group		Company	
	Actual 30/09/2008 Rp ' million	Actual 30/09/2007 Rp ' million	Actual 30/09/2008 Rp ' million	Actual 30/09/2007 Rp ' million
Issued Capital				
Balance as at 1 January	3,584,279	26,285	10,912,411	90,153
Effect of changes in functional currency	-	-	-	519
Issue of share pursuant to the Acquisition (note 1&2)	-	74,077	-	7,377,734
Issue of share pursuant to Share Placement (note 3)	-	2,487,055	-	2,487,055
Reverse takeover expenes	-	(107,106)	-	(107,106)
Transfer from share premium	-	-	-	(39,912)
Balance as at 30 September (note 4)	3,584,279	2,480,311	10,912,411	9,808,443
Reserves*				
Balance as at 1 January	3,571,405	2,768,135	(20,638)	(21,696)
Realised gain on changes in fair value of available-for-sale investments	-	(82,131)	-	(125)
Foreign currency translation movement	-	(3,691)	-	-
Net profit for the period	1,552,925	624,408	(14,015)	15,322
Balance as at 30 September	5,124,330	3,306,721	(34,653)	(6,499)
Minority Interests				
Balance as at 1 January	2,665,415	666,867	-	-
Realised gain on changes in fair value of available- for sale investments		(10,120)	-	-
Dividend payment by subsidiaries	(17,910)	-	-	-
Minority interest of acquired subsidiaries	225,181	76,218	-	-
Net profit for the period	505,930	75,472	-	-
Balance as at 30 September	3,378,616	808,437	-	-
Total Equity	12,087,225	6,595,469	10,877,758	9,801,944

Notes:

1) This amount refers to the deemed cost of acquisition incurred by the legal subsidiary, Indofood Oil & Fats Pte Ltd ("IOFPL"), in the form of equity issued to the owners of the legal parent, ie, the Company. The deemed cost of acquisition is determined using the fair value of the Company's share capital at the reverse acquisition date.
2) In January 2007, the Company issued 998,200,000 consolidated shares in respect of the acquisition of the entire share capital of IOFPL for a consideration of approximately S$392.7 million (the "**Acquisition**").
3) In February 2007, the Company issued 338,000,000 new consolidated shares at $1.25 per share pursuant to the share placement.
4) The issued capital of the Group differs from that of the Company as a result of applying reverse acquisition accounting in accordance with FRS 103. It represents the total of the deemed cost of acquisition, the issued equity of IOFPL immediately before the Acquisition and issue/placement of new shares by the Company subsequent to the Acquisition.

* Reserves of the Group consist of revenue reserve, capital reserve, unrealised gains/losses on changes in fair value of available-for-sale securities and foreign currency translation differences.

(d)(ii). Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issue of equity securities, issue of shares for cash or consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at end of the current financial period reported on and as at end of the corresponding period of the immediately preceding financial year.

	No. of ordinary shares issued ('000)
Balance as at 1 January 2008	1,447,783
Balance as at 30 September 2008	1,447,783

There were no outstanding convertibles as at 30 September 2008 and 31 December 2007.

(d)(iii). To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

	Company	
	Actual 30/09/2008 ('000)	Actual 31/12/2007 ('000)
Total number of issued shares excluding treasury shares	1,447,783	1,447,783

(d)(iv). *A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.*

Not applicable.

2. *Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice.*

This consolidated financial information has not been audited nor reviewed by the external auditors.

3 *Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).*

Not applicable.

4. *Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.*

The accounting policies have been consistently applied by the Company and the Group, and are consistent with those used in the previous financial year.

5. ***If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changes, as well as the reason for, and the effect of, the change.***

Not applicable.

6. ***Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding year, after deducting any provision for the preference dividends; (a) Based on weighted average number of shares and (b) On a fully diluted basis (detailing any adjustments made to the earnings)***

Basic earnings per share amounts are calculated by dividing earnings for the quarter attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the financial period. Diluted earnings per share is calculated on the same basis as the basic earnings per share except that the weighted average number of shares outstanding during the period is adjusted for the effects of all dilutive potential ordinary shares. The Company has no dilutive potential ordinary shares as at 30 September 2008.

	Group - Q3			Group - YTD 9 Months		
	Actual 30/09/2008	Actual 30/09/2007	Change %	Actual 30/09/2008	Actual 30/09/2007	Change %
Earnings per share (Rp)						
(a) based on weighted average number of share	207.67	207.06	0.3	1,072.62	482.51	122.3
(b) based on a fully diluted basis	207.67	207.06	0.3	1,072.62	482.51	122.3

7 **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**

The net asset value per ordinary share for the Group is calculated using the Group's net asset value attributable to equity holders as at end of each year/period divided by the issued share capital of 1,447,783,000 shares as of 30 September 2008 and 31 December 2007.

	Group		Company	
	Actual 30/09/2008	Actual 31/12/2007	Actual 30/09/2008	Actual 31/12/2007
	Rp	Rp	Rp	Rp
Net asset value per ordinary share	6,015	4,943	7,513	7,523

8 *A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.*

Review of Group Performance

	Group - Q3			Group - YTD 9 Months		
	30/09/2008 Rp ' million	30/09/2007 Rp ' million	Change %	30/09/2008 Rp ' million	30/09/2007 Rp ' million	Change %
Revenue						
Plantation						
External sales	925,831	81,341	n/m	2,857,541	228,083	n/m
Inter-segment sales	819,819	526,569	55.7	2,594,603	1,215,640	113.4
Sub-total	1,745,650	607,910	187.2	5,452,144	1,443,723	277.6
Cooking Oil						
External sales	1,901,343	1,313,261	44.8	5,247,007	3,184,903	64.7
Inter-segment sales	104	-	n/m	104	-	n/m
Sub-total	1,901,447	1,313,261	44.8	5,247,111	3,184,903	64.7
Commodity						
External sales	407,114	184,757	120.4	1,250,231	804,248	55.5
Inter-segment sales	62,586	11,192	459.2	101,698	14,240	614.2
Sub-total	469,700	195,949	139.7	1,351,927	818,488	65.2
Elimination	(882,509)	(537,761)	64.1	(2,696,403)	(1,229,880)	119.2
Total revenue	**3,234,288**	**1,579,359**	**104.8**	**9,354,779**	**4,217,234**	**121.8**
Gross Profit	**1,006,242**	**516,828**	**94.7**	**3,267,044**	**1,161,446**	**181.3**
Gross Profit%	31.1%	32.7%		34.9%	27.5%	

Revenue and Gross Margin: During Q3 2008, the Group posted revenue growth of 105% to Rp3.2 trillion. The key drivers for the said revenue growth were higher volume growth from all business divisions, higher selling prices of edible oil products and a positive contribution from Lonsum. On a year-to-date basis, revenue exceeded same period last year by 122%.

Overall gross profit margin for the quarter was marginally lower due mainly to the effect of the consolidation of Lonsum, given that Lonsum has a lower gross profit margin.

Plantation division continued to post positive revenue growth in Q3 2008. Revenue was up 187% to Rp1.7 trillion driven largely by the additional contribution of Rp964 billion from Lonsum and higher volume growth. CPO volume increased from 82,692 MT in Q3 2007 to 186,784 MT during the quarter, which was largely driven by the additional volume contribution from Lonsum. On year-to-date basis, revenue rose by 278% to Rp5.5 trillion compared to the results of the comparative period last year.

Cooking oil and fats division likewise recorded a positive result in Q3, with revenue growth by 45% to Rp1.9 trillion. The improved revenue was driven largely by higher selling prices and volume growth in consumer pack cooking oil in the domestic Indonesian market. On year-to-date basis, this division enjoyed a revenue growth of 65% and improved gross profit margins from higher selling prices and volume growth.

Commodities division posted revenue growth of 140% and 65% in Q3 2008 and year-to-date respectively due to higher export volume of crude coconut oil and average selling price.

Gain/(Loss) arising from changes in fair values of biological assets: It is the intention of the Group to engage an independent valuer to perform the biological assets valuation on half-yearly basis. Accordingly, there was no change of the value of the biological assets in Q3 2008.

Biological assets comprise primarily oil palm and rubber plantations. The fair values of biological assets are determined using the discounted future cash flows of the underlying plantations. The expected future cash flows of the underlying plantations are determined using the forecasted market prices of the related agricultural produce.

Profit from Operations rose by 63% to Rp696 billion during the quarter and up by 212% to Rp3.3 trillion on year-to-date basis. The improved profit during the quarter was largely driven by the foregoing factors. These profits were achieved despite (i) increased selling and distribution costs arising mainly from higher freight cost and Indonesia export tax rate; (ii) higher G&A expenses arising from the inclusion of newly acquired subsidiaries, and higher salaries and wages attributed mainly to salary rate increment; and (iii) lower operating income attributed to net foreign exchange loss of Rp27 billion relating to the revaluation of US$ denominated loans and higher operating expenses from loss on decline in values of inventory of Rp65 billion.

Net Profit After Tax for the quarter and year-to-date increased by 33% and 194% to Rp411 billion and Rp2.1 trillion respectively. The Group achieved these notable profits notwithstanding higher interest expenses relating to the loans obtained to fund the acquisition of Lonsum.

Review of Financial Position

Biological assets increased from Rp8.3 trillion in Dec 2007 to Rp9.5 trillion primarily due to additional planting cost of oil palm and gain arising from the changes in fair value of biological assets recognized in Q2 2008.

Property, plant and equipment increased from Rp1.9 trillion in Dec 2007 to Rp2.7 trillion due to purchase of equipment, construction of housing and infrastructure in plantations, as well as the consolidation of a new subsidiary, LPI in Q3 2008. Similarly, the increase in prepaid land premiums and deferred land right costs was largely relating to LPI.

The increase in current assets was attributed largely to (i) higher inventory of CPO, by-products and fertilizers, (ii) increase in trade receivables and other receivables on higher sales of edible oil products and receivables from futures commodity contracts, (iii) higher advance to suppliers for purchase of goods, equipment and services.

Trade and other payables and accruals rose by Rp203 billion to Rp1.0 trillion on higher purchases of fertilizers and payables from futures commodity contracts.

Non-current interest bearing loans and borrowings increased from Rp678 billion in Dec 2007 to Rp3.2 trillion in Sep 2008 primarily due to the refinancing of US$160 million and Rp1.0 trillion of 1-year bridging loan facilities to 5-year term loan in the second quarter 2008. The net decrease in short-term loans and borrowing was because of the aforesaid refinancing exercise.

The estimated liabilities for employee benefits moved up from Rp292 billion in Dec 2007 to Rp339 billion in Sep 2008 due to additional provision in compliance with the Indonesian labor law. The higher deferred tax liabilities were in line with the gain arising from changes in the fair value of the biological assets.

9. ***Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.***

N.A.

10. ***A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.***

The sharp global economic downturn, led by the US financial crisis has been on an unprecedented scale. The turbulence in the financial markets has spilled over to commodity markets, and together with the steep decline in petroleum prices has led to a steep downward fall in CPO prices given the recent correlation between the prices of these two commodities.

Given the uncertainty over the full extent of the financial crisis, it is too early to predict the full effects on the global economy in the next 12 months. However it is likely that CPO prices will remain soft in the next 12 months.

Nonetheless, the outlook for palm oil demand remains positive given that currently i) more than 85% of CPO is consumed as food, with increasing demand from China and India ii) approximately 10% is used for oleo-chemical use and iii) bio-diesel demand remains low at approximately 5%, but has the potential to grow given that CPO is a cheaper feedstock than competing vegetable oils.

On the other hand, the retreating petroleum prices should help ease the inflationary pressure on freight and transportation costs and fertilizers.

The Group will continue to focus on optimizing production efficiency, and increasing sales of edible oil products. Together with its integrated agribusiness model, the Group is well positioned to face the challenges ahead.

11. ***If a decision regarding dividend has been made.***

(a) ***Current Financial Period Reported On***
Nil.

(b) ***Corresponding Period of the Immediately Preceding Financial Year***
Nil.

12. ***If no dividend has been declared (recommended), a statement to that effect.***

No dividend has been declared or recommended for the Financial Period ended 30 September 2008.

13. *Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year*

Quarter 3 - Segment Results

In Rp' million	Plantations	Cooking Oils	Commodity	Others	Eliminations	Total
Q3' 2008						
Revenue						
External sales	925,831	1,901,343	407,114	-	-	3,234,288
Inter-segments sales	819,819	104	62,586	-	(882,509)	-
Total Sales	**1,745,650**	**1,901,447**	**469,700**	-	**(882,509)**	**3,234,288**
Results						
Segment profit	721,022	37,779	(428)	(7,396)	(27,963)	723,014
Net foreign exchange loss						(26,577)
Profit from operations						696,437
Net finance income (costs)						(71,234)
Profit before income tax						625,203
Income tax expense						(213,255)
Profit for the period						411,948

In Rp' million	Plantations	Cooking Oils	Commodity	Others	Eliminations	Total
Q3' 2007						
Revenue						
External sales	81,341	1,313,261	184,757	-	-	1,579,359
Inter-segments sales	526,569	-	11,192	-	(537,761)	-
Total Sales	**607,910**	**1,313,261**	**195,949**	-	**(537,761)**	**1,579,359**
Results						
Segment profit	406,234	54,837	7,713	(4,588)	(52,401)	411,795
Net foreign exchange gain						14,480
Profit from operations						426,275
Net finance income (costs)						21,169
Profit before income tax						447,444
Income tax expense						(137,225)
Profit for the period						310,219

IndoAgri

Year-to-date - Segment Results

In Rp' million	Plantations	Cooking Oils	Commodity	Others	Eliminations	Total
YTD Sep 2008						
Revenue						
External sales	2,857,541	5,247,007	1,250,231	-	-	9,354,779
Inter-segments sales	2,594,603	104	101,696	-	(2,696,403)	-
Total Sales	**5,452,144**	**5,247,111**	**1,351,927**	-	**(2,696,403)**	**9,354,779**
Results						
Segment profit	3,203,678	184,620	76,229	(16,215)	(184,633)	3,263,679
Net foreign exchange gain						18,807
Profit from operations						**3,282,486**
Net finance income (costs)						(233,155)
Profit before income tax						**3,049,331**
Income tax expense						(990,476)
Profit for the period						**2,058,855**

In Rp' million	Plantations	Cooking Oils	Commodity	Others	Eliminations	Total
YTD Sep 2007						
Revenue						
External sales	228,083	3,184,903	804,248	-	-	4,217,234
Inter-segments sales	1,215,640	-	14,240	-	(1,229,880)	-
Total Sales	**1,443,723**	**3,184,903**	**818,488**	-	**(1,229,880)**	**4,217,234**
Results						
Segment profit	1,051,186*	80,010	29,905	(11,857)	(117,268)	1,031,976
Net foreign exchange gain						19,375
Profit from operations						**1,051,351**
Impairment of goodwill						(76,337)
Net finance income (costs)						39,893
Profit before income tax						**1,014,907**
Income tax expense						(315,027)
Profit for the period						**699,880**

* Includes the changes in fair values of biological assets.

Revenue by Geographical Market [Note (1)]

	Group – Q3					Group – YTD 9 Months				
	Actual 30/09/2008 Rp' million	%	Actual 30/09/2007 Rp' million	%	Change %	Actual 30/09/2008 Rp' million	%	Actual 30/09/2007 Rp' million	%	Change %
Indonesia	2,260,427	69.9	1,303,340	82.5	73.4	6,377,880	68.2	3,096,288	73.4	106.0
Asia	410,471	12.7	98,018	6.2	318.8	1,374,113	14.7	369,286	8.8	272.1
Europe	144,820	4.5	67,683	4.3	114.0	606,023	6.5	562,032	13.3	7.8
Africa, Middle East & Oceania	90,718	2.8	29,120	1.9	211.5	241,830	2.6	103,714	2.5	133.2
America	327,852	10.1	81,198	5.1	303.8	754,933	8.0	85,914	2.0	778.7
Total revenue	3,234,288	100.0	1,579,359	100.0	104.8	9,354,779	100.0	4,217,234	100.0	121.8

note (1) The breakdown of revenue by geographical segments is based on shipment destination

14. ***Disclosure of the aggregate value of the transactions conducted under the shareholders' mandate for interested person transaction Rule 920(1)(a)(ii) of the Listing Manual***

The Group has the following the interest person transactions ("IPT") for YTD September 2008:

Name of Interested Person	Aggregate value of all Interested person transactions (excluding transactions less than S$100,000)	
	Rp 'billion	USD ' million
PT ISM Group		
• Rental of storage tanks	0.4	-
• Sales of cooking oil & margarine	2,012.5	-
• Purchase of goods and services	48.7	-
• Corporate guarantee in favour of a bank in respect of loan facilities extended to a subsidiary of the Company		
o Principal amount outstanding in respect of the bank loan facilities at of end period	-	-
o Maximum loan outstanding (inclusive of principal and interest) during the period	-	16.0
Salim Group		
• Sales of CPO	5.1	-
• Sales of seeds	2.2	-
• Management Fee	0.5	
• Purchases of services	15.9	-
• Non-interest bearing loans from Salim Group	55.3	4.8
• Interest bearing loans to subsidiaries, which Salim Group has a 40% shareholding interest		
o Principal amount outstanding in respect of the interest bearing loans at of end period	81.6	-
o Maximum loan outstanding (inclusive of principal and interest) during the period	85.3	-
• Corporate guarantee, in proportion to the Group's shareholdings, in favour of banks in respect of loan facilities extended to certain subsidiaries, which Salim Group has a 40% shareholding interest		
o Principal amount outstanding in respect of the bank loan facilities at of end period	314.3	-
o Maximum loan outstanding (inclusive of principal and interest) during the period	315.9	-
• Rental of land	0.4	-

IndoAgri

15. **Confirmation pursuant to Rule 705(4) of the Listing Manual**

Pursuant to Rule 705(4) of the SGX-ST Listing Manual, we Mark Julian Wakeford and Moleonoto Tjang, being two Directors of Indofood Agri Resources Ltd. ("the Company") do hereby confirm on behalf of the Board of Directors of the Company that, to the best of their knowledge, nothing has come to the attention of the Board of Directors of the Company which may render the Group's unaudited financial statements for the third quarter ended 30 September 2008 to be false or misleading in any material aspect.

On behalf of the Board of Directors:

Mark Julian Wakeford Chief Executive Officer	Moleonoto Tjang Executive Director

BY THE ORDER OF THE BOARD

Mark Julian Wakeford
CEO & Executive Director

30 October 2008

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company for the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	30-Oct-2008 17:29:59
Announcement No.	00106

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Press Release - Q3 Results
Description	Please see attached. **** CIMB-GK Securities Pte. Ltd. acted as the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.
Attachments	IndoAgriQ32008PressRelease.pdf Total size = 77K (2048K size limit recommended)

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IndoAgri

PRESS RELEASE

IndoAgri's 9MFY2008 net profit rose 149% to Rp1.6 trillion (S$235 million)

- Group's 9MFY2008 revenue up 122% to Rp9.4 trillion (S$1.4 billion) with better performance recorded across all business divisions
- Plantation division contributed to approximately 90% of EBITDA
- Sumatra Bioscience announced publication of world's first patent to product F_1 oil palm hybrid seeds
- On track to achieve sustainable growth via integrated Agribusiness model

SINGAPORE – 30 October 2008 – SGX Main board-listed Indofood Agri Resources Ltd. ("**IndoAgri**" or "the Group"), a major vertically integrated agribusiness group and manufacturer of leading brands of edible oils and fats in Indonesia, posted a 149% increase in net profit attributable to shareholders to Rp1.6 trillion (S$235 million) for the nine months ended 30 September 2008 ("9MFY2008").

FINANCIAL HIGHLIGHTS

	Rp' billion			S$ 'million [1]	
	9M2008	9M2007	Change %	9M2008	9M2007
Revenue	**9,355**	**4,217**	**122%**	**1,419**	**640**
Gross Profit	3,267	1,161	181%	495	176
Gross Margin (%)	35%	28%		35%	28%
Gain arising from changes in fair values of biological assets	646	135	380%	98	20
EBITDA *	**2,857**	**1,009**	**183%**	**433**	**153**
Profit From Operations	3,282	1,051	212%	498	159
Profit Before Taxation	3,049	1,015	201%	462	154
Net Profit	2,059	700	194%	312	106
Attributable Net Profit	**1,553**	**624**	**149%**	**235**	**95**
EPS (fully diluted) – Rp/S$ cents	1,073	483	122%	16.3	7.3

* Excluding depreciation, amortisation and gain arising from changes in fair value of biological assets

[1] Converted at exchange rate of Rp6,594 to S$1

Group's 9MFY2008 revenue increased 122% to Rp9.4 trillion (S$1.4 billion), driven by higher volume growth across all business divisions, namely plantation, cooking oil & fats, as well as commodity divisions; and higher selling prices of edible oil products as well as a positive contribution from Lonsum, a subsidiary acquired last year.

In response to the strong performance, Mr. Mark Wakeford, CEO and Executive Director of IndoAgri commented, ***"Our strategy of building an integrated Agribusiness with sustainable growth continues to pay off; with the broad based growth from all three divisions, IndoAgri is in a strong position to strive in this highly volatile business environment."***

Segmental Highlights

Revenue (In Rp' billion)	Group – 3QFY2008			Group - 9MFY2008		
	30/09/2008	30/09/2007	% Change	30/09/2008	30/09/2007	% Change
Plantation	1,746	608	187	5,452	1,444	278
Cooking Oil & Fats	1,901	1,313	45	5,247	3,185	65
Commodity	470	196	140	1,351	818	65
Total*	**3,234**	**1,579**	**105**	**9.355**	**4,217**	**122**

*: after eliminating inter-segmental sales.

Amongst all business divisions, the plantation division posted the strongest revenue growth of 278% on year-to-date basis, on the back of higher CPO volume and additional contribution from Lonsum. On the year-to-date basis, CPO volume increased by 144% to 531,024 MT.

The cooking oil and fats division registered another quarter of encouraging growth of 45% in 3QFY2008 (year to date sales growth of 65%), mainly attributed to higher selling prices and volume growth in consumer pack cooking oil in the domestic Indonesian market. This division contributed to 56% of the group's total revenue for 9MFY2008.

Commented by Mr. Wakeford, "The strong growth in our cooking oil and fats division is a testimony of our brand strength in the domestic Indonesian market. Cooking oil sales grew 17% to 327,000 MT in 9MFY2008 with Bimoli, the No.1 branded cooking oil being well supported by over 120 distributors serving 230,000 retail outlets in Indonesia."

IndoAgri

INDUSTRY OUTLOOK

The sharp global economic downturn, led by the US financial crisis has been on an unprecedented scale. The turbulence in the financial markets has spilled over to commodity markets, and together with the steep decline in petroleum prices has led to a steep downward fall in CPO prices.

Given the uncertainty over the full extent of the financial crisis, it is too early to predict the full effects on the global economy in the next 12 months. However it is likely that CPO prices will remain soft in the next 12 months.

Nonetheless, the outlook for palm oil demand remains positive given that currently i) more than 85% of CPO is consumed as food, with increasing demand from China and India ii) approximately 10% is used for oleo-chemical use and iii) bio-diesel demand remains low at approximately 5%, but has the potential to grow given that CPO is a cheaper feedstock than competing vegetable oils. The retreating petroleum prices should help ease the inflationary pressure on freight and transportation costs and fertilizers

Mr. Wakeford elaborated, *"For our plantation division, we have a large land bank of over 450,000 hectares and 173,060 hectares is planted with oil palm, of which 61,218 hectares is not yet at peak maturity. Our core strategy of being a low cost producer combined with production growth, positions us well for the lower CPO prices we are currently experiencing. For our cooking oil and fats division, we are on track to expand our refining capacity in Medan to 170,000 MT/yr by the end of 2008 enabling further market penetration of our branded products.*

We are very excited about the recent announcement of the world's first patent for F_1 hybrid oil palm seeds. For our subsidiary Sumatra Bioscience, this is a major breakthrough and demonstrates our commitment to invest in research and development activities, to continually improve the yield potential of our oil palm seeds.

Looking forward, IndoAgri will continue to strengthen our integrated Agribusiness model, while focusing on improving our cost efficiency and yields. Combined with our low cost of production, the Group is well positioned to face the challenges ahead."

---The End ---

IndoAgri

ABOUT INDOFOOD AGRI RESOURCES LTD.

Indofood Agri Resources Ltd ("IndoAgri") is a vertically integrated agribusiness group with business operations that range from research and development in the breeding and cultivation of oil palms, to the milling and refining of crude palm oil, and the marketing and distribution of cooking oil, margarine, shortening and other derivative products. The Group also engages in the cultivation of other crops such as rubber, cocoa and tea.

At present, IndoAgri - owns a vast land bank of 455,911 hectares spread throughout the Indonesian archipelago. Of this, 173,060 hectares and 21,969 hectares are planted with oil palm and rubbers, respectively. Additionally, IndoAgri also has 6,616 hectares of other crops such as cocoa, tea and coconut. . The Group's acquisition of PT PP London Sumatra Indonesia Tbk in 2007 has also further strengthened IndoAgri's market leader position in Indonesia's palm oil industry.

IndoAgri has also recently completed the shares subscription of a 60% stake in PT Lajuperdana Indah ("LPI"), which will enable the Group to expand its existing agribusiness activities into the areas of sugar cane cultivation and processing. The sugar industry presents a new and attractive investment proposition with demand driven by factors such as population growth, rapid development of processed food and beverage industries and the continued expansions of sugar-based industries such as ethanol.

For more information please visit our website at: www.indofoodagri.com

Issued for and on behalf of Indofood Agri Resources Ltd
By Financial PR Pte Ltd

For more information, please contact:

Indofood Agri Resources Ltd
Ms. Mak Mei Yook, makmy@indofoodagri.com
Mr. Isaac Chow, chowcs@indofoodagri.com
Tel: (65) 6557 2389
Fax: (65) 6557 2387

Financial PR Pte Ltd
Ms. Kathy Zhang, kathy@financialpr.com.sg
Mr. Dave Tan, dave@financialpr.com.sg
Tel: (65) 6438 2990
Fax: (65) 6438 0064

RECEIVED
2008 NOV 12 A 8:29

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

27 October 2008

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
27 October 2008	150,000	On the Exchange	2.25	2.20	334,005.00
Total	150,000				334,005.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) 14,506,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

(14,506,000 x 100 / 3,220,823,003) 0.45%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock code: 00142)

EXTENSION OF TERM OF CERTAIN AGREEMENTS RELATING TO CONTINUING TRANSACTIONS ANNOUNCED PURSUANT TO RULE 14A.41 OF THE LISTING RULES

AND

NEW CONTINUING CONNECTED TRANSACTIONS

Introduction

Reference is made to the Announcement of the Company dated 13 August 2008 relating to certain agreements entered into between Maynilad and DMCI in respect of continuing transactions, which are subject to reporting and disclosure requirements under Rule 14A.41 of the Listing Rules.

Extension of term of certain of the Agreements announced pursuant to Rule 14A.41 of the Listing Rules

Under Rule 14A.41 of the Listing Rules, the Company is required to re-comply with all applicable reporting, disclosure and independent shareholders' approval requirements of a continuing connected transaction under the Listing Rules, upon any variation or renewal of any of the Agreements.

The terms of four of the Agreements have been extended. In compliance with the Listing Rules, the Company announces the new expiry dates of the said four agreements. All other terms of the Extended Agreements remained unchanged.

New Continuing Connected Transactions

The Company also announces the entering into between DMCI and Maynilad of the New Agreements.

The considerations in respect of the New Agreements are based on the bidding price. The New Agreements were entered into on normal commercial terms, in the ordinary course of business of Maynilad and DMCI on an arm's length basis.

Description of the Connected Relationship

First Pacific group has approximately 55% interest (on a fully-diluted basis) in DMWC, the holding company of Maynilad. By virtue of Rule 14A.11 of the Listing Rules, the remaining 45% shareholder of DMWC, DMCI is a connected person of the Company. Accordingly, each of the New Agreements constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules.

Listing Rules Implications

Based on five test calculations set out in Rule 14.07 of the Listing Rules, the applicable relevant percentage ratios in respect of the New Agreements, when aggregated with the percentage ratios in respect of the Agreements, are less than 2.5%, the New Agreements are therefore, subject to the reporting and announcement requirements of Rule 14A.45 to 14A.47 of the Listing Rules but are exempt from the independent shareholders' approval under the Listing Rules.

Introduction

Reference is made to the announcement (the "Announcement") of First Pacific Company Limited ("First Pacific" or the "Company") dated 13 August 2008, relating to certain agreements ("Agreements") entered into between Maynilad Water Services Inc. ("Maynilad") and DMCI Holdings Inc. ("DMCI") in respect of continuing transactions which are subject to reporting and disclosure requirements under Rule 14A.41 of the Rules Governing The Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

Extension of term of certain of the Agreements announced pursuant to Rule 14A.41 of the Listing Rules

Under Rule 14A.41 of the Listing Rules, the Company is required to re-comply with all applicable reporting, disclosure and independent shareholders' approval requirements of a continuing connected transaction under the Listing Rules, upon any variation or renewal of any of the Agreements.

The terms of four of the Agreements entered into between Maynilad and DMCI ("Extended Agreements") have been extended. In compliance with the Listing Rules, the Company announces the new expiry dates of the said four agreements. All other terms of the Extended Agreements remained unchanged.

1. Date of Contract: 3 March 2008
   Previous Expiry: 15 September 2008
   Date of Extension: 12 September 2008
   New Expiry: 15 November 2008
   Subject Matter: Construction contract for insertion/replacement of valve, involving supply of labour, equipment and materials
   Consideration: Php16,500,000.00 (approximately US$373,303 and approximately HK$2,911,765)

2. Date of Contract: 3 March 2008
   Previous Expiry: 15 September 2008
   Date of Extension: 12 September 2008
   New Expiry: 15 November 2008
   Subject Matter: Construction contract for insertion/replacement of valve, involving supply of labour, equipment and materials
   Consideration: Php19,000,000.00 (approximately US$429,864 and approximately HK$3,352,941)

3. Date of Contract: 18 February 2008
   Previous Expiry: 15 September 2008
   Date of Extension: 12 September 2008
   New Expiry: 15 November 2008
   Subject Matter: Construction contract in respect of insertion/replacement of valve, involving supply of labour, equipment and materials
   Consideration: Php26,890,328.45 (approximately US$608,378 and approximately HK$4,745,352)

4. Date of Contract: 1 April 2008
   Previous Expiry: 14 November 2008
   Date of Extension: 15 October 2008
   New Expiry: 14 February 2009
   Subject Matter: Construction contract for completion of the 2000mmØ Dedicated Line to Pasay Pumping Station -Package 2 Along P. Ocampo St. (formerly Vito Cruz) from Leveriza St. Roxas Blvd. & Along Roxas Blvd. From P. Ocampo St. to San Juan St.
   Consideration: Php355,000,000.00 (approximately US$8,031,674 and approximately HK$62,647,059)

As previously announced, the consideration in respect of all Extended Agreements are arrived at based on the bidding price. The Extended Agreements were entered into on normal commercial terms.

New Continuing Connected Transactions

The Company also announces the entering into between DMCI and Maynilad of the following two agreements ("New Agreements"):

1. Date of Contract: 15 August 2008
   Expiry: 11 May 2009
   Subject Matter: Construction contract in respect of the proposed upgrading of Noveleta Booster Pump Station & Reservoir, Noveleta, Cavite in the Philippines.
   Consideration: Php95,121,295.00 (approximately US$2,152,065 and approximately HK$16,786,111)

2. Date of Contract: 15 August 2008
   Expiry: 11 January 2009
   Subject Matter: Construction contract in respect of the proposed surge protection and upgrading of North A Pump Station in the Philippines.
   Consideration: Php17,169,000.00 (approximately US$388,439 and approximately HK$3,029,824)

The considerations in respect of the New Agreements are based on the bidding price. The New Agreements were entered into on normal commercial terms, in the ordinary course of business of Maynilad and DMCI on an arm's length basis.

Description of the Connected Relationship

First Pacific group has approximately 55% (on a fully diluted basis) interest in DMCI-MPIC Water Co. Inc. ("DMWC"), the holding company of Maynilad. By virtue of Rule 14A.11 of the Listing Rules, the remaining 45% shareholder of DMWC, DMCI is a connected person of the Company.

Accordingly, each of the New Agreements constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules.

Listing Rules Implications

Based on five test calculations set out in Rule 14.07 of the Listing Rules, the applicable relevant percentage ratios in respect of the New Agreements are less than 2.5%, the New Agreements when aggregated with the percentage ratios in respect of the Agreements are therefore, subject to the reporting and announcement requirements of Rule 14A.45 to 14A.47 of the Listing Rules but are exempt from the independent shareholders' approval under the Listing Rules.

Reasons for the entering into of the New Agreements

The directors of the Company (including the independent non-executive directors) believe that the terms of the New Agreements are fair and reasonable and in the interest of the shareholders as a whole. The directors of the Company also believe that the entering into of the New Agreements will be beneficial to the First Pacific group because the contracts have been negotiated on an arm's length basis with a specialist contractor who has a proven record in the industry.

General

The Company is a Hong Kong-based investment and management company with operations located in Asia. The Company's principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

DMCI is a leading construction company in the Philippines and currently manages Subic Water & Sewerage Company, Inc. DMCI's shares have been listed on the Philippine Stock Exchange since 1995.

Maynilad is a company incorporated in the Republic of the Philippines and holds an exclusive concession, granted by MWSS on behalf of the Philippine government, to provide water and sewerage services in the area of West Metro Manila.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 28 October 2008

Unless otherwise stated, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = Php44.2 = HK$7.8. Percentages and figures expressed in millions have been rounded.

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Napoleon L. Nazareno
Ambassador Albert F. del Rosario
Sir David W.C. Tang*, *KBE*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*

* *Independent Non-executive Directors*

END